UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIGHTING SCIENCE GROUP CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

532246301

(CUSIP Number of Class of Securities (the Underlying Common Stock))

Gregory T. Kaiser

Chief Financial Officer

Lighting Science Group Corporation

1227 South Patrick Drive, Building 2A

Satellite Beach, Florida 32937

(321) 779-5520

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, TX 75219

(214) 651-5000

Fax: (214) 200-0577

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,071,745.67	$122.82

*	This valuation assumes the exchange of 1,240,798 warrants to purchase shares of common stock, par value $0.001 per share, of Lighting Science Group Corporation (“the Company”), for shares of the Company’s common. Estimated for purposes of calculating the amount of the filing fee only, the aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of July 10, 2012.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 3 for the 2012 fiscal year, equals $114.60 per million dollars of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $122.82	Filing Party: Lighting Science Group Corporation
Form of Registration No.: SC TO-I	Date Filed: July 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Lighting Science Group Corporation, a Delaware corporation (the “Company”), on July 13, 2012 (the “Schedule TO”) in connection with its offer to exchange (the “Exchange Offer”) those certain outstanding warrants issued upon separation of the Company’s previously issued Units (the “Units”), which Units consisted of one share of the Company’s Series D Non-Convertible Preferred Stock (the “Series D Preferred Stock”) and a warrant (the “Series D Warrants”) to purchase one share of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Amendment removes the section of the Exchange Offer Statement, dated July 13, 2012 and filed as Exhibit (a)(1)(A) to the Schedule TO (the “Exchange Offer Statement”), entitled “Experts” and adds as Exhibit (a)(1)(C) guidelines for certification of taxpayer identification number on Form W-9.

The information contained in the Exchange Offer Statement and in the related Warrant Certificate Letter of Transmittal which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. You should read this Amendment together with the Schedule TO, the Exchange Offer Statement and the related Warrant Certificate Letter of Transmittal.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTING SCIENCE GROUP CORPORATION

/s/ Gregory T. Kaiser
Gregory T. Kaiser Chief Financial Officer

Date: July 16, 2012

EXHIBIT INDEX

Number	Description of Exhibit

(a)(1)(A)*	Exchange Offer Statement, dated July 13, 2012.

(a)(1)(B)	Warrant Certificate Letter of Transmittal (previously filed as Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed on July 13, 2012, File No. 0-20354, and incorporated herein by reference).

(a)(1)(C)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*	Filed herewith.